December 1, 2005

Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 6010
Washington, D.C. 20549
Fax: 212-551-3640

Re:	Nova Measuring Instruments Ltd. (the “Company”) Form 20-F for the year ended December 31, 2004 Filed June 28, 2005 File No. 0-030668

Dear Ms. Crane,

Following you will find the Company’s responses to your letter dated August 2, 2005, including references to the comments detailed in the letter:

Form 20-F for the year ended December 31, 2004

Item 3. Key Information, page 2

Selected Financial Data, page 2

1.	We note that you named your accounting firm, Brightman, Almagor & Co. in the opening paragraph prior to your table. If you elect to make such a reference, please note that you will be required to identify the auditing firm under “Experts” and include their consent in your registration statement. We will not object if you wish to indicate only that your financial statements have been audited by an independent registered public accounting firm. Please revise in future filings.

Response: The Company will revise its disclosure accordingly in future filings.

Financial Statements

Statements of Cash Flows, page F-5

2.	In future filings please revise your statement of cash flows to show the increase and decrease in short-term and long-term held to maturity securities on a gross basis. Refer to paragraph 11 of SFAS 95.

Response: The Company will revise the presentation of its statement of cash flows accordingly in future filings.

Note 2 – Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

3.	Your disclosure regarding revenue recognition is too vague. Expand future filings to describe your revenue recognition policy in greater detail. To the extent that policy differs among significant product lines, please make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the company, i.e. distributors and direct sales force. Provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition. Also provide an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant.

Response: The Company will expand, as applicable, its disclosures relating to revenue recognition in future filings.

4.	Based on your disclosures, it appears that you provide services and application support to customers. Tell us and expand your disclosures in future filings to describe your revenue recognition policies related to services provided.

Response: According to the Company’s revenue recognition policy (as approved by the company’s audit committee):

—	Service Contracts Revenue: service contracts (which sometimes include application support) generally specify fixed payment amounts for periods longer than one month, and are recognized on a straight line basis over the term of the contract.

—	Spare Parts Revenue: Usually recognized upon shipment of the parts.

—	Other Service Revenue (Training, Time & Material, etc.): Revenue is recognized upon completion of work in the field.

It should also be noted that other revenue recognition criteria (as specified in SAB 101 and SAB 104) must be met in order to recognize revenue.

These criteria are:

1.	Persuasive evidence that an arrangement exists;

2.	The seller’s price is fixed or determinable, and;

3.	Collectability is reasonably assured.

The Company will disclose in future filings its revenue recognition policies related to services provided.

Note 7 – Commitments and Contingent Liabilities, page F-15

5.	We note that you canceled a liability recorded in prior years and recognized $2.2 million as other income in the current period, related to OCS grants. Explain your accounting in greater detail and demonstrate how it complies with U.S. GAAP.

Response: As detailed in Note 7 to the Company’s 2004 financial statements, the Company is obligated to pay royalties to the OCS (Office of Chief Scientist). The royalties are calculated as a percentage of the net sales of products developed directly or indirectly from projects partially funded by grants from the OCS. Therefore, repayment of OCS grants is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated.

Generally, the obligation for the payment of royalties to the OCS is satisfied only when all grants from the OCS have been fully repaid. As a result, and until the end of 2003, the Company accrued and paid royalties to the OCS on the basis of its total net sales. During 2003, however, the Company applied to the OCS to have grants totaling $2.2 million allocated to a specific technology project and to permit the Company to repay those grants through royalties only on net sales of products related to this specific technology project. The Company based its request on the fact that the product developed in the project is based on a different technology than the products developed under other OCS arrangements, among other factors. The Company had already accrued the full $2.2 million as a contingent liability by the end of the Company’s third quarter of 2003, based on the then existing arrangements with the OCS.

In December 2003, the OCS approved the Company’s request to allocate the $2.2 million in grants to the specific technology project and to have those grants be repaid through royalties only on net sales of products related to this specific technology project. As a result, the Company is obligated to repay the $2.2 million in grants only through royalties on net sales of products related to this specific technology project. Based on this approval and due to the fact that up to the date of the approval from the OCS, the Company had not sold any products related to this specific technology project (and there have been no sales to date), the probability for payment of these royalties changed from probable to remote (as specified in FASB 5). Therefore, the Company cancelled the royalty provision that was made with respect to the $2.2 million in OCS grants relating to this specific technology project. Due to the materiality of the cancellation and the fact that substantially all of the $2.2 million was already accrued prior to 2003, the Company decided to reflect the cancellation as a separate line item in its 2003 annual financial statements.

Upon your request, the Company acknowledges that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
—	Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and
—	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of United States.

The Company believes that the above fully responds to your questions and comments. If you have additional questions or comments, please do not hesitate to contact Mrs. Orly Davidian, Company Secretary, at +972-8-9387505 or by email at orly-d@nova.co.il.

Sincerely, /s/ Dror david —————————————— Dror David Chief Financial Officer